May 22, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Matthew Crispino and Jan Woo

Re:	FiEE, Inc.

Registration Statement on Form S-3

Filed April 30, 2026

File No. 333-295474

Dear Mr. Crispino and Ms. Woo:

FiEE, Inc., a Delaware corporation (the “Company”), hereby responds to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated May 12, 2026 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing with the Commission via EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which includes revisions made in response to the comments received from the Staff as well as certain additional changes to update the disclosure contained therein.

Set forth below in bold font are the comments of the Staff contained in the Comment Letter and immediately below the comments are the responses of the Company with respect thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amended Registration Statement. All references to page numbers in the below responses are to the pages of the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

May 22, 2026

Registration Statement on Form S-3

Cover Page

1.	Please refer to prior comment 1 and revise to include on the prospectus cover page all of the information required by our Sample Letter to China-Based Companies. For example, disclose prominently on the cover page that you conduct operations through your subsidiaries located in Hong Kong and that the company derived all of its revenue from Hong Kong beginning in March 2025. Include disclosure about the legal and operational risks associated with being based in Hong Kong or cross-reference the disclosure in your filing.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on the cover page of the Amended Registration Statement to (i) disclose prominently on the cover page that the Company conducts operations through FiEE (HK), a Hong Kong corporation, and that in fiscal year 2025, the Company derived all of its revenue from Hong Kong and (ii) include cross-references to disclosure about the legal and operational risks associated with the Company having revenue-generating subsidiary operations being based in Hong Kong included elsewhere in the Amended Registration Statement.

The Company, page 4

2.	Please revise to include a diagram of the company’s corporate structure.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure beginning on page 5 of the Amended Registration Statement to include a diagram of the Company’s corporate structure.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

May 22, 2026

If you should have any questions concerning the enclosed matters, please feel free to contact our counsel, David A. Bartz of K&L Gates LLP, at david.bartz@klgates.com or by telephone at (615) 780-6743.

Sincerely,

/s/ Li Wai Chung
Li Wai Chung
Chief Executive Officer and President

cc:	David A. Bartz, Esq., K&L Gates LLP